Exhibit 12.1

AMIRA NATURE FOODS LTD
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Amounts in $ millions)

	For the year ended March 31,
	2013	2014	2015	2016	2017
Fixed Charges*:
Finance Cost	20.95	23.09	32.73	25.88	29.01

Earnings:
Profit before tax	27.52	47.43	61.77	37.81	36.11
Add:
Fixed charges	20.95	23.09	32.73	25.88	29.01
Earnings	48.47	70.52	94.50	63.69	65.12

Ratio of earnings to fixed charges	2.31	3.05	2.89	2.46	2.24

* Fixed charges includes finance cost (net of finance income)